August 1, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tia Jenkins
Ms. Jamie Kessel
Mr. Rufus Decker
Mr. David Link
Mr. Adam Turk

	Re:	Monster Beverage Corporation
Form 10-K For Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2014
File No. 000-18761

Dear Ms. Jenkins, Ms. Kessel and Messrs. Decker, Link and Turk:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2014, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 that was filed with the Commission on March 3, 2014 and the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Commission on April 21, 2014 (File No. 000-18761).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

August 1, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 49

1.            Please disclose the following in future filings:

•                  The amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments;

•                 You would be required to accrue and pay taxes to repatriate these funds; and

•                 You do not intend to repatriate them, if true.

Please provide us with your proposed disclosure.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings, if applicable, it will disclose (i) the amount of cash, cash equivalents and short-term investments held by its foreign subsidiaries as compared to its total amounts of cash, cash equivalents and short-term investments, (ii) that the Company would be required to accrue and pay taxes to repatriate such funds, and (iii) that the Company does not intend to repatriate such funds, if true, in each case, consistent with the following disclosure:

Of our $211.3 million of cash and cash equivalents held at December 31, 2013, $69.8 million was held by our foreign subsidiaries. No short-term or long-term investments were held by our foreign subsidiaries at December 31, 2013. We do not intend, nor do we foresee a need, to repatriate undistributed earnings of our foreign subsidiaries other than to repay certain intercompany debt owed to our U.S. operations. Under current tax laws, if funds in excess of intercompany amounts owed were repatriated to our U.S. operations, we would be required to accrue and pay additional income taxes on such excess funds at the tax rates then in effect.

August 1, 2014

Consolidated Financial Statements, page 68

Notes to the Consolidated Financial Statements, page 76

Note 13. Income Taxes, page 99

2.            In future filings, please disclose the domestic and foreign components of income (loss) before income taxes. Refer to Rule 4-08(h)(1)(i) of Regulation S-X. Please provide us your proposed disclosure.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings, if applicable, it will disclose the domestic and foreign components of income (loss) before income taxes, consistent with the following disclosure:

The domestic and foreign components of the Company’s income (loss) before provision for income taxes are as follows:

	Years Ended December 31,
	2013	2012	2011
Domestic*	$ 596,899	$ 568,225	$ 468,370
Foreign*	(33,005)	(19,071)	(11,100)
Income before provision for income taxes	$ 563,894	$ 549,154	$ 457,270

*After intercompany royalties, management fees and interest charges from the Company’s domestic to foreign entities of $25.9 million, $22.9 million and $20.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 16. Segment Information, page 102

3.            In future filings, please disclose whether your operating segments have been aggregated in arriving at your reportable segments as required by FASB ASC 280-10-50-21. Please provide us your proposed disclosure.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings, if applicable, it will disclose whether its operating segments have been aggregated in arriving at the Company’s reportable segments, consistent with the following disclosure:

The Company has two operating and reportable segments, namely Direct Store Delivery (“DSD”), whose principal products comprise energy drinks, and Warehouse (“Warehouse”), whose principal products comprise juice-based and soda beverages. The DSD segment develops, markets and sells products primarily through an exclusive distributor network, whereas the Warehouse segment develops, markets and sells products primarily direct to retailers. Corporate and unallocated amounts that do not relate to DSD or Warehouse segments specifically have been allocated to “Corporate & Unallocated.” No asset information has been provided for the Company’s reportable segments as management does not measure or allocate assets on a segment basis.

August 1, 2014

4.            In future filings, please define contribution margin and disclose how it is meaningful in evaluating your segment performance. Please provide us your proposed disclosure.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings, if applicable, it will define contribution margin and disclose how meaningful it is in evaluating the Company’s segment performance, consistent with the following disclosure:

*Contribution margin is defined as gross profit less certain operating expenses deemed by management to be directly attributable to the respective reportable segment. Contribution margin is used by management as a key indicator of reportable segment profitability.

Definitive Proxy Statement on Schedule 14A filed April 21, 2014

Long-Term Incentive Program, page 21

5.            We note that total compensation for your named executive officers increased significantly for 2013 primarily as a result of option awards that were provided to each NEO. We also note your disclosure on page 21 that such awards were designed to reward for and align with the company’s continued strong performance…particularly in terms of global growth and financial performance. Please confirm that in future filings you will revise your compensation discussion and analysis to address how you determined to award each executive officer the amount of compensation that he or she actually received. For example, if the company used any specific performance target in awarding compensation, you should disclose the target, and describe whether the target was met and how your compensation committee considered this in determining the amount of compensation to award your NEOs. Your disclosure should provide this information for the Long-Term Incentive Program compensation that was awarded based on performance, and it should provide investors with enough information to understand the material period-on-period changes in your compensation reflected in your Summary Compensation Table. See Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K. Please provide draft disclosure in your response.

Response:

In response to the Staff’s comment, the Company respectfully notes that, as disclosed in the Company’s proxy statement, the Company consulted with an independent firm of compensation consultants, Exequity, LLP  (“Exequity”), to provide competitive market pay data and make recommendations with respect to compensation provided to its named executive officers.  The Company does not use specific performance targets in awarding compensation to the named executive officers.

The Company advises the Staff that in future filings, if and to the extent the Company sets specific performance goals (including numerical targets), the Company will revise its compensation discussion and analysis to address (i) the specific items of corporate performance taken into account in setting such compensation policies and making such compensation decisions, (ii) the structure and implementation of specific forms of compensation reflecting each named executive officer’s individual performance and/or contribution to specific items of the Company’s performance and (iii) the factors considered in decisions to increase or decrease compensation materially, as required by Regulation S-K Items 402(b)(2)(v), (vii) and (ix), respectively.

August 1, 2014

In addition, in future filings, the Company intends to expand its current disclosure to include additional information consistent with the following:

Decisions regarding the 2013 named executive officers’ compensation were based, in part, on Exequity’s competitive market analysis relative to a comparative group of similarly sized, similarly high performing companies in the consumer products and services industry, as identified in the Proxy Statement.

Based on the competitive market pay data and in alignment with the Company’s strong operational and financial performance, the Company’s competitive pay positioning for Mr. Sacks and Mr. Schlosberg, in the aggregate, was in the low end of the top quartile; with salary and annual bonus in the bottom quartile and long-term incentive opportunities in the top quartile.  The competitive pay positioning was consistent with the Company’s philosophy to provide a highly leveraged pay opportunity aligned with the Company’s generally top quartile performance relative to the market analysis.

With respect to the material period-on-period changes in compensation for Mr. Sacks and Mr. Schlosberg from 2012 to 2013, the Company historically has not automatically granted equity awards annually, but instead has provided equity awards periodically to align compensation with performance on a discretionary basis.  No equity awards were granted to Mr. Sacks or Mr. Schlosberg in 2012.  Equity awards were granted to Mr. Sacks and Mr. Schlosberg in 2013 to reward for and align with the Company’s continued strong performance in 2011 and 2012. In advance of approving the 2013 stock option awards to Mr. Sacks and Mr. Schlosberg, the Compensation Committee reviewed Exequity’s competitive compensation benchmarking study and targeted the stock option awards in the top quartile of market practice to provide alignment with the Company’s generally top quartile performance.  Recent equity awards granted to Mr. Sacks and Mr. Schlosberg typically vest over a three-year period.

Compensation decisions for Mr. Kelly and Mr. Hall were discretionary and not based on specific performance targets.  However, the Company considered Exequity’s competitive market analysis for guidance in determining the total compensation for Mr. Kelly and Mr. Hall.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

August 1, 2014

Sincerely,

/s/ Rodney C. Sacks
Rodney C. Sacks
Chairman of the Board of Directors and Chief Executive Officer

cc:                              Michael R. Littenberg
                                                Farzad F. Damania
                                                Schulte Roth & Zabel LLP